SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER (212) 455-3352	E-MAIL ADDRESS KWALLACH@STBLAW.COM

May 11, 2015

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 23, 2014
CIK No. 0001609989

H. Roger Schwall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the draft Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated October 7, 2014 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to the draft Registration Statement on Form S-1 submitted on September 23, 2014 and has generally updated certain other information, including the addition of the Company’s audited financial statements for fiscal 2014, the Company’s unaudited financial statements for the first quarter of 2015 and related information.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	May 11, 2015

Amendment No. 2 to Draft Registration Statement on Form S-1

Industry and Market Data, page ii

1.	We note your response to our prior comment 11. Please expand your definition of “retail sales” on page ii to state clearly that this metric does not represent your annual sales or revenue.

In response to the Staff’s comment, the Company has revised its disclosure on page ii of the Registration Statement accordingly.

Principal and Selling Stockholders, page 101

2.	We note your disclosure in footnotes 1 and 4 to your table that William Bishop, Jr. “may be deemed to possess beneficial ownership of the shares of common stock held of record by the Bishop Family Limited Partnership.” Please revise your table to include those shares owned by the The Bishop Family Limited Partnership as part of William Bishop, Jr.’s holdings. Please also revise ownership percentages accordingly.

In response to the Staff’s comment, the Company has revised footnote 4 to the beneficial ownership table on page 111 of the Registration Statement accordingly. The Company acknowledges the Staff’s comment with respect to revision of ownership percentages and will address the Staff’s comment in a subsequent amendment to the Registration Statement.

* * * * * * *

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Joseph Klinko

Lily Dang

Parhaum J. Hamidi

Norman von Holtzendorff

Blue Buffalo Pet Products, Inc.

Michael Nathenson

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